BAKER & MCKENZIE

東京青山·青木·狛法律事務所

Baker & McKenzie GJBJ
Tokyo Aoyama Aoki Koma Law Office
(Gaikokuho Joint Enterprise)
The Prudential Tower
13-10, Nagatacho 2 chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

[redacted]

08002921

RECEIVED
2008 MAY 30 A 11:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 27, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100F Street, NE
Washington, DC 20549
U. S. A.
Attn: Mr. Alan L. Beller

SUPPL

Re: File Number: 82-5233

Dear Mr. Beller:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

- Notice of Correction a Part of Consolidated Business Results for FY March 2008 dated May 26, 2008
- Notice of Revision of "ASUNARO Plan" as the Medium-term Business Plan dated May 26, 2008
- Repurchase of Own Shares dated May 26, 2008

PROCESSED
JUN 02 2008
THOMSON REUTERS

Thank you very much for your attention.

Yours truly,

Seishi Ikeda

SI/mt
Enclosure

cc: BELLUNA CO., LTD. (w/o attachment)
THE BANK OF NEW YORK (with attachment)

RECEIVED
2008 MAY 30 A 11:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 26, 2008

Dear Sirs:

Name of Company: BELLUNA CO., LTD.

Code No. 9997 1st Section of the Tokyo Stock Exchange

Notice of Correction a Part of Consolidated Business Results for FY March 2008

The Company corrected a part of "Summary of Consolidated Business Results for FY March 2008," which was released on May 2, 2008, as below.

Description

1. This correction has the following effects on consolidated operating results.

(Unit: ¥ Million)

	Net sales	Operating income	Recurring income	Net income
Before Correction (A)	125,146	10,202	7,141	3,349
After Correction (B)	125,173	10,208	7,151	3,435
Difference (B) – (A)	+27	+6	+9	+86

2. Reason of Correction

The Company mainly corrected Net Sales and Cost of Sales in Belluna Co., Ltd., and Adjustments of Corporation and Other Taxes in a subsidiary. Also, expense for non-operating software transferred from Construction in Progress to Software.

3. Correction

The corrected parts are underlined.

(1) Page 1

1. Consolidated Business Results of FY March 2008 (April 1, 2007 — March 31, 2008)

(1) Results of Operations

[Before Correction] (Note: Rounded down to ¥ Million)

FY	Net sales		Operating income		Recurring income		Net income	
	¥ Million	%(YOY)	¥ Million	%(YOY)	¥ Million	%(YOY)	¥ Million	%(YOY)
FY ended Mar. 2008	<u>125,146</u>	<u>-3.7</u>	<u>10,202</u>	-15.8	<u>7,141</u>	<u>-43.4</u>	<u>3,349</u>	<u>-53.1</u>
FY ended Mar. 2007	129,912	6.5	12,122	7.6	12,622	4.2	7,141	3.0

FY	Net income per share	Diluted net income per share	Ratio of net income to net assets excluding share subscription rights and minority interests	Ratio of recurring income to total asset	Ratio of operating income to net sales
	¥	¥	%	%	%
FY ended Mar. 2008	64.48	60.27	5.2	4.6	8.2
FY ended Mar. 2007	134.88	130.52	11.7	9.4	9.3

(Note) 1. Share split: 1:2 on April 1, 2006

2. Net income per share is calculated as if the share splits were made at the beginning of the fiscal year.

[After Correction] (Note: Rounded down to ¥Million)

FY	Net sales		Operating income		Recurring income		Net income	
	¥ Million	%(YOY)	¥ Million	%(YOY)	¥ Million	%(YOY)	¥ Million	%(YOY)
FY ended Mar. 2008	125,173	-3.6	10,208	-15.8	7,151	-43.3	3,435	-51.9
FY ended Mar. 2007	129,912	6.5	12,122	7.6	12,622	4.2	7,141	3.0

FY	Net income per share	Diluted net income per share	Ratio of net income to net assets excluding share subscription rights and minority interests	Ratio of recurring income to total asset	Ratio of operating income to net sales
	¥	¥	%	%	%
FY ended Mar. 2008	66.14	61.78	5.3	4.6	8.2
FY ended Mar. 2007	134.88	130.52	11.7	9.4	9.3

(Note) 1. Share split: 1:2 on April 1, 2006

2. Net income per share is calculated as if the share splits were made at the beginning of the fiscal year.

(2) Financial Position

[Before Correction]

FY	Total assets	Net assets	Net assets excluding share subscription rights and minority interests to total assets	Net assets per share
	¥ Million	¥ Million	%	¥
As of March 2008	160,620	64,240	39.9	1,252.36
As of March 2007	149,239	64,718	43.3	1,223.95

(Note) Net assets excluding share subscription rights and minority interests (Consolidated):

64,029 million yean as of Mar. 31, 2008, 64,568 million yean as of Mar. 31, 2007

[After Correction]

FY	Total assets	Net assets	Net assets excluding share subscription rights and minority interests to total assets	Net assets per share
	¥ Million	¥ Million	%	¥
As of March 2008	160,707	64,327	39.9	1,254.05
As of March 2007	149,239	64,718	43.3	1,223.95

(Note) Net assets excluding share subscription rights and minority interests (Consolidated):

64,116 million yean as of Mar. 31, 2008, 64,568 million yean as of Mar. 31, 2007

(2) Page 2

2. Dividends

[Before Correction]

	Annual cash dividends per share			Total cash dividends (Annual)	Payout Ratio (Consolidated)	Ratio of cash dividends to net assets (Consolidated)
	at 1st half end	at fiscal year end	total			
	yen	yen	yen	¥Million	%	%
FY ended Mar. 2007	7.50	7.50	15.00	794	11.1	1.3
FY ended Mar. 2008	7.50	7.50	15.00	771	23.3	1.2
FY ending Mar. 2009 (forecast)	7.50	7.50	15.00	-	12.7	-

[After Correction]

	Annual cash dividends per share			Total cash dividends (Annual)	Payout Ratio (Consolidated)	Ratio of cash dividends to net assets (Consolidated)
	at 1st half end	at fiscal year end	total			
	yen	yen	yen	¥Million	%	%
FY ended Mar. 2007	7.50	7.50	15.00	794	11.1	1.3
FY ended Mar. 2008	7.50	7.50	15.00	771	22.7	1.2
FY ending Mar. 2009 (forecast)	7.50	7.50	15.00	-	12.7	-

3. Forecast of Financial Performance in FY March 2009 (April 1, 2008 — March 31, 2009)

[Before Correction]

FY	Net Sales		Operating income		Recurring income		Net Income	
	¥ Million	%(YOY)	¥ Million	%(YOY)	¥ Million	%(YOY)	¥ Million	%(YOY)
Sep. 2008 Interim	54,400	-9.7	4,000	-16.1	4,120	-18.6	2,530	-5.7
FY ending Mar. 2009	125,500	0.3	11,000	7.8	10,500	47.0	6,130	83.0

FY	Net income per share
	yen
Sep. 2008 Interim	48.71
FY ending Mar. 2009	118.02

[After Correction]

FY	Net Sales		Operating income		Recurring income		Net Income	
	¥ Million	%(YOY)	¥ Million	%(YOY)	¥ Million	%(YOY)	¥ Million	%(YOY)
Sep. 2008 Interim	54,400	-9.7	4,000	-16.1	4,120	-18.6	2,530	-5.7
FY ending Mar. 2009	125,500	0.3	11,000	7.8	10,500	46.8	6,130	78.4

FY	Net income per share
	yen
Sep. 2008 Interim	48.71
FY ending Mar. 2009	118.02

[Reference] Non-Consolidated Financial Results

1. Non-Consolidated Business Results of FY March 2008 (April 1, 2007 — March 31, 2008)x

(1) Results of Operations

[Before Correction]

(Note: Rounded down to ¥ Million)

FY	Net sales		Operating income		Recurring income		Net income	
	¥ Million	%(YOY)	¥ Million	%(YOY)	¥ Million	%(YOY)	¥ Million	%(YOY)
FY ended Mar. 2008	98,285	-7.4	3,988	-31.3	1,604	-74.8	149	-96.0
FY ended Mar. 2007	106,185	3.7	5,803	-26.5	6,366	-29.5	3,719	-27.1

FY	Net income per share	Diluted net income per share
	¥	¥
FY ended Mar. 2008	2.89	-
FY ended Mar. 2007	70.25	68.08

[After Correction]

(Note: Rounded down to ¥ Million)

FY	Net sales		Operating income		Recurring income		Net income	
	¥ Million	%(YOY)	¥ Million	%(YOY)	¥ Million	%(YOY)	¥ Million	%(YOY)
FY ended Mar. 2008	98,315	-7.4	3,997	-31.1	1,614	-74.6	155	-95.8
FY ended Mar. 2007	106,185	3.7	5,803	-26.5	6,366	-29.5	3,719	-27.1

FY	Net income per share	Diluted net income per share
	¥	¥
FY ended Mar. 2008	2.99	-
FY ended Mar. 2007	70.25	68.08

(3) Page 3

(2) Financial Position

[Before Correction]

FY	Total assets	Net assets	Net Assets excluding share subscription rights and minority interests to total assets	Net assets per share
	¥ Million	¥ Million	%	¥
As of March 2008	100,103	52,231	52.2	1,021.59
As of March 2007	105,991	55,191	52.1	1,046.21

(Note) Net assets excluding share subscription rights and minority interests:
52,231 million yean as of Mar. 31, 2008, 55,191 million yean as of Mar. 31, 2007

[After Correction]

FY	Total assets	Net assets	Net Assets excluding share subscription rights and minority interests to total assets	Net assets per share
	¥ Million	¥ Million	%	¥
As of March 2008	100,108	52,236	52.2	1,021.70
As of March 2007	105,991	55,191	52.1	1,046.21

(Note) Net assets excluding share subscription rights and minority interests:
52,236 million yean as of Mar. 31, 2008, 55,191 million yean as of Mar. 31, 2007

2. **Forecast of Financial Performance in FY March 2009 (April 1, 2008 — March 31, 2009)**

[Before Correction]

FY	Net Sales		Operating income		Recurring income		Net Income	
	¥ Million	%(YOY)	¥ Million	%(YOY)	¥ Million	%(YOY)	¥ Million	%(YOY)
Sep. 2008 Interim	41,430	-10.9	740	-50.0	990	-41.2	560	-13.0
FY ending Mar. 2009	90,800	-7.6	2,750	-31.0	3,150	96.3	1,778	-

FY	Net income per share
	yen
Sep. 2008 Interim	10.78
FY ending Mar. 2009	34.23

[After Correction]

FY	Net Sales		Operating income		Recurring income		Net Income	
	¥ Million	%(YOY)	¥ Million	%(YOY)	¥ Million	%(YOY)	¥ Million	%(YOY)
Sep. 2008 Interim	41,430	-10.9	740	-50.0	990	-41.2	560	-13.0
FY ending Mar. 2009	90,800	-7.6	2,750	-31.2	3,150	95.1	1,778	-

FY	Net income per share
	yen
Sep. 2008 Interim	10.78
FY ending Mar. 2009	34.23

(4) Page 4

[Reference] Sales by Business Segment

[Before Correction]

FY March 2008 (April 1, 2007 - March 31, 2008) (Note: Rounded down to ¥ Million)

	Catalog	Single-item mail order	Advanced Finance	BOT	Karemu	Property	Other
Net Sales	73,750	28,156	10,385	2,464	5,585	3,190	1,973
Operating cost and expense	72,524	24,837	7,342	782	6,050	2,026	1,848
Operating income (or loss)	1,225	3,318	3,043	1,682	-464	1,163	124

	Sub total	Elimination and corporate	Consolidated total
Net Sales	125,506	-359	125,146
Operating cost and expense	115,412	-468	114,943
Operating income (or loss)	10,093	109	10,202

[After Correction]

FY March 2008 (April 1, 2007 - March 31, 2008) (Note: Rounded down to ¥ Million)

	Catalog	Single-item mail order	Advanced Finance	BOT	Karemu	Property	Other
Net Sales	73,750	28,187	10,385	2,464	5,585	3,190	1,973
Operating cost and expense	72,545	24,837	7,342	782	6,050	2,026	1,848
Operating income (or loss)	1,204	3,349	3,043	1,682	-464	1,163	124

	Sub total	Elimination and corporate	Consolidated total
Net Sales	125,536	-363	125,173
Operating cost and expense	115,433	-468	114,964
Operating income (or loss)	10,103	105	10,208

(Note) The forecasts contained in this material reflect the judgment of the information which the Company obtains as of the time of the preparation this material, and the assumption which is deemed reasonable by the Company. The actual results may differ from the forecasts caused by some factors.

- END -

May 26, 2008

Dear Sirs:

Name of Company: BELLUNA CO., LTD.

Code No. 9997 1st Section of the Tokyo Stock Exchange

Notice of Revision of "ASUNARO Plan" as the Medium-term Business Plan

Notice is hereby given that the Company today announced a revision of the medium-term business plan "ASUNARO Plan (from FY March 2007 to FY March 2011)" released on December 15, 2005, as below.

Description

1. Revision

	Original Plan (released on December 15, 2005)	Revised Plan (released on May 26, 2008)	[For reference] Results for FY March 2008
Period	FY March 2011	FY March 2013	-
Operating Income	20 billion yen	20 billion yen	10.2 billion yen (plan: 14.2 billion yen)
Ratio of Operating Income	More than 10%	More than 10%	8.2%
ROE	More than 13%	More than 13%	5.3%
Share of Operating Income	 Karemu 10% Other 5% Catalog 20% BOT 10% AF 25% Single-item 30%	 Property 10% Other 2% Catalog 22% Karemu 5% BOT 10% AF 25% Single-item 26%	 Property 11.4% Other 1.2% Catalog 12.1% Karemu -4.5% BOT 16.5% Single-item 32.5% AF 29.8%

No revision or change has been made to the original plan announced on December 15, 2005, with the exception of the periods and shares of operating income (such as basic policies, business models, basic strategies and the policy on shareholder returns).

2. Reason for amendment

Since the establishment of the ASUNARO Plan, the Company has moved ahead with its strategies in each area, aiming to put its basic policies into effect and achieve the target management indices set out

Disclaimer: This is an English translation of the captioned release. This translation is prepared and provided for the purpose of the reader's convenience. All readers are recommended to refer to the original version in Japanese of the release for complete information.

in the plan. However, a sizable deviation from the original plan occurred in the Company's results for the fiscal year ended March 2008. In response, the Company studied the present circumstances and the nature of the changes in the operating environment. As a result of the study, the Company concluded that it would be difficult to reach the targets in the fiscal year ending March 2011. Based on this conclusion, the Company decided to delay the final year of the plan by two years, to the fiscal year ending March 2013, and seek to achieve its original targets by the end of the revised final year.

3. Activities to achieve the targets

(Unit: billion yen)



25
20
15
10
5
0
Original Plan for Operating Income
(released on December 15, 2007)
Revised Plan
(released on May 26, 2008)
Original 12.7
Original 14.2
Original 15.9
Original 17.8
Original 20.0
Result 12.1
Result 10.2
Revised 11.0
Revised 12.0
Revised 13.0
Revised 16.5
Revised 20.0
'07/3
'08/3
'09/3(P)
'10/3(P)
'11/3(P)
'12/3(P)
'13/3(P)

(1) Summery for FY March 2007 and FY March 2008

[1] Catalog business

Net sales for the catalog business slumped, attributable to factors such as the sluggish performance of catalogs for sundry goods and furniture, reduced circulation of insert fliers, and weak results for e-commerce (mail-order marketing via the Internet and mobile Internet websites), which the Company had expected to grow sufficiently to offset losses in print media. The slump caused the burden ratio for selling, general and administrative expenses to rise and operating income for the business to decrease.

[2] Single-item Mail Order business

New or major companies are continuing to enter the market, making the competitive environment more difficult with each year. In these circumstances, growth slowed for the single-item mail order business, as initiatives, including new product developments, did not progress as expected.

[3] Advanced Finance business

In the domestic consumer financing business, claims for interest repayments emerged as a problem that had not been incorporated in the original plan, and this issue forced the Company to record an allowance for interest repayments. In the real estate security financing business for business operators in Japan, cautious business execution is sought, as the real estate market created an increased sense of deceleration. In the finance business in South Korea, cap interest rate reduction

in October 2007 is affecting profit performance. Net sales for the segment exceeded the plan, but operating income fell short of the target, as expenses (mainly the allowance for interest repayments) were higher than expected.

[4] BOT business

In enclosure and mail-out services, the number of major clients decreased, and profitability declined further. Meanwhile, net sales grew steadily for the new mail-order support services, and the result contributed to net sales expansion for the segment. However, the growth was not sufficient to offset the declining profits for the segment.

[5] Karemu business

In the Karemu business, the Company had focused mainly on sales at exhibitions. However, serious impediments to the advancement of this business arose, including sales of an excessive quantity by certain companies. Owing to these effects, the operating environment for this business remained tough. To address this situation, the Company set up two new companies that primarily engage in sales at stores in December 2006, and placed them within the scope of consolidation in the fiscal year ended March 2008. However, these actions have yet to produce the desired results.

[6] Property business

A subsidiary of the Company is undertaking the real estate leasing and development businesses. The deceleration of the real estate market in recent years is beginning to have effects on the real estate development business in particular, including delays in scheduled sales dates.

(2) Strategic measures for and after FY March 2009

The Company divides five years through the fiscal year ending March 2013 into two phases, and plans to take actions reflecting priority issues in each segment.

The 1st Step (from FY March 2009 to FY March 2011):
Development of the foundations for high-profit structure

The 2nd Step (from FY March 2012 to FY March 2013):
Substantial increase in operating income

[1] Catalog business

The Company will review media production and merchandise policies for poorly performing catalogs and work on raising service levels to increase the number of active customers and encourage repeat orders. At the same time, the Company will take steps to cut operating costs, including media elimination and consolidation, and expense reductions. For new growth, the Company will also strengthen its organization and systems, and expand its e-commerce operations.

[2] Single-item Mail Order business

The Company will advance activities for developing new products and brands. At the same time,

the Company will reinforce its sales channels for e-commerce and business-to-business operations. In addition, it will redouble efforts to encourage repeat orders with ideas such as discount services.

[3] Advanced Finance business

In the domestic consumer financing business, the issue of interest repayments is expected to return to where it started. At the same time, however, developments such as the introduction of total amount control are expected to intensify competition. In response, the Company will streamline its organization and develop a structure that generates stable profits. In the real estate security financing business and the finance business in South Korea, the Company will adjust its strategies in response to changes in external conditions, including legal revision, and seek sound growth.

[4] BOT business

The Company will encourage repeat orders from existing clients and attempt to attract customers while expanding its service lineup, in preparation for the full-scale launch of mail-order support services.

[5] Karemu business

The Company will significantly reduce the scale of its exhibition sale operations, and attempt to switch to an operating mode focusing on store sales.

[6] Property business

The Company will aim to balance the leasing business and the development business, and seek to secure stable profits.

- END -

May 26, 2008

Dear Sirs:

Name of Company: BELLUNA CO., LTD.

Code No. 9997 1st Section of the Tokyo Stock Exchange

Repurchase of Own Shares

(Repurchase of own shares in accordance with Section 2 of Article 165 of the Corporate Law)

At the meeting of Board of Directors held on May 26, 2008, Belluna Co., Ltd. resolved to repurchase of its own shares pursuant to Section 3 of Article 165 of the Corporate Law applied *mutatis mutandis* to Article 156 of said law as described below.

Description

1. Reason for the repurchase

To enable swift implementation of the Company's capital policies in response to changes in business conditions.

2. Details of the repurchase

(1) Type of shares to be repurchased:	Common stock of the Company
(2) Total number of shares to be repurchased:	Maximum of 1,000,000 shares (Rate to the number of outstanding shares without treasury stocks: 1.96%)
(3) Total costs of shares to be repurchased:	Maximum of ¥ 1,000 million
(4) Period of repurchase:	May 27, 2008 to March 31, 2009

Note: Information as of April 30, 2008

- Total number of outstanding shares without treasury stocks: 51,127,340 shares
- Total number of shares repurchased: 5,464,934 shares

- END -

Disclaimer: This is an English translation of the captioned release. This translation is prepared and provided for the purpose of the reader's convenience. All readers are recommended to refer to the original version in Japanese of the release for complete information.

END